Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated May 12, 2023 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction, provided that Cumulus (as defined below) will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Cumulus may, at its discretion, take any actions necessary for Cumulus to make the Offer to shareholders in any such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the offer is being made on Cumulus’ behalf by the Dealer Manager (as defined below) or one or more registered brokers or dealers, which are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

CUMULUS MEDIA INC.

of

Up to $10,000,000 of Shares of Its Class A Common Stock

At a Purchase Price Not Greater Than

$3.25 Per Share

And Not Less Than $2.85 Per Share

Cumulus Media Inc., a Delaware corporation (“Cumulus”), is offering to purchase shares of its Class A common stock, par value $0.0000001 per share (each, a “Share” and collectively, the “Shares”), for cash up to an aggregate purchase price of $10,000,000, at a per Share price not greater than $3.25 and not less than $2.85, to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2023 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JUNE 9, 2023, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, Cumulus will determine a single price per Share (the “Purchase Price”), which will be not greater than $3.25 and not less than $2.85 per Share, that Cumulus will pay, subject to proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered at or below the Purchase Price in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified, or deemed specified, by the tendering shareholders. Upon the terms and subject to the conditions of the Offer, the Purchase Price will be the lowest price per Share (in increments of $0.05), of not greater than $3.25 and not less than $2.85 per Share, at which Shares have been properly tendered, or have been deemed to be tendered, in the Offer, and not properly withdrawn, that will enable Cumulus to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $10,000,000 (or, if the Offer is not fully subscribed, all Shares properly tendered and not properly withdrawn pursuant to the Offer). All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a price lower than the Purchase Price. However, because of the proration and conditional tender provisions described in the Offer to Purchase, it is possible that not all of the Shares tendered at or below the Purchase Price will be purchased if Shares having an aggregate purchase price in excess of $10,000,000 are properly tendered (and not properly withdrawn) at or below the Purchase Price. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at Cumulus’ expense promptly after the Expiration Date. Cumulus reserves the right, in its sole discretion, to amend the Offer, including an amendment to change the per Share price range or to purchase additional Shares, subject to applicable law.

In accordance with the rules of the Securities and Exchange Commission, in the event that Shares are properly tendered at or below the Purchase Price (and not properly withdrawn) having an aggregate purchase price of more than $10,000,000, Cumulus may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Expiration Date.

The Offer is not conditioned on the receipt of financing or any minimum value of Shares being tendered. The Offer, however, is subject to other conditions set forth in the Offer to Purchase.

As of May 5, 2023, Cumulus had 17,857,515 issued and outstanding Shares. If the Offer is fully subscribed at a Purchase Price of $3.25, the maximum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by Cumulus of 3,076,923 Shares, which would represent approximately 17.2% of its issued and outstanding Shares as of May 5, 2023. If the Offer is fully subscribed at a Purchase Price of $2.85, the minimum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by Cumulus of 3,508,771 Shares, which would represent approximately 19.6% of its issued and outstanding Shares as of May 5, 2023.

WHILE THE BOARD OF DIRECTORS OF CUMULUS HAS AUTHORIZED THE OFFER, NONE OF CUMULUS, THE MEMBERS OF ITS BOARD OF DIRECTORS, BOFA Securities, Inc., THE DEALER MANAGER FOR THE OFFER (THE “DEALER MANAGER”), D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE OFFER (THE “INFORMATION AGENT”), OR THE DEPOSITARY (AS DEFINED BELOW) MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THE SHAREHOLDER’S SHARES OR AS TO ANY PRICE AT WHICH THE SHAREHOLDER MIGHT TENDER SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES TO TENDER. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER, SHAREHOLDERS SHOULD CAREFULLY READ THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SHAREHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES TO TENDER, WITH THEIR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

Upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tender described in the Offer to Purchase, Cumulus will purchase Shares properly tendered at or below the Purchase Price and not properly withdrawn on or before the Expiration Date having an aggregate purchase price of up to $10,000,000 (or such greater amount as it may elect to purchase, subject to applicable law). If the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $10,000,000, Cumulus will purchase Shares at the Purchase Price in the following order of priority: first, Cumulus will purchase Shares from all shareholders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (except for shareholders who tendered Shares at or below the Purchase Price conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until Cumulus has purchased Shares having an aggregate purchase price of $10,000,000 (or such greater amount as Cumulus may elect to purchase, subject to applicable law); and second, only if necessary to permit Cumulus to purchase Shares having an aggregate purchase price of $10,000,000 (or such greater amount as Cumulus may elect to purchase, subject to applicable law), Cumulus will purchase Shares from shareholders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered at or below the Purchase Price must have properly tendered all of their Shares at or below the Purchase Price and not properly withdrawn them before the Expiration Date.

Upon the terms and subject to the conditions of the Offer, Cumulus will accept for payment and pay the Purchase Price for all of the Shares accepted for payment pursuant to the Offer promptly after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment in the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Shares, if applicable, or confirmation of book-entry transfer of Shares into the Depositary’s account at The Depository Trust Company (“DTC”); (ii) a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer; and (iii) any other documents required by the Letter of Transmittal.

Because of the difficulty in determining the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn, and because of the conditional tender provisions described in the Offer to Purchase, Cumulus does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least three business days after the Expiration Date, assuming that Shares are tendered by use of the procedures for guaranteed delivery. The preliminary results of any proration will be announced by press release on the business day following the Expiration Date. All Shares tendered and not purchased in the Offer, including Shares not purchased due to proration or conditional tender, will be returned or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the Shares, to the tendering shareholder at Cumulus’ expense promptly following the Expiration Date or termination of the Offer without expense to the tendering shareholders. Cumulus expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the conditions set forth in the Offer to Purchase shall have occurred or shall be deemed by Cumulus to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

For purposes of the Offer, Cumulus will be deemed to have accepted for payment (and therefore purchased), subject to proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn only when, as and if Cumulus gives oral or written notice to Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), of its acceptance of the Shares for payment in the Offer. Shareholders wishing to tender Shares in the Offer must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal. Shareholders who wish to tender their Shares but (a) whose certificates for their Shares, if applicable, are not immediately available to them or cannot be delivered to the Depositary by the Expiration Date, (b) cannot comply with the procedure for book-entry transfer by the Expiration Date or (c) cannot deliver their required documents to the Depositary by the Expiration Date may still tender their Shares by complying with the procedures for guaranteed delivery as provided for in the Offer to Purchase and Letter of Transmittal. Shareholders may withdraw their tendered Shares at any time prior to the Expiration Date and, if not previously accepted for payment, at any time after midnight, New York City time, at the end of the day on July 12, 2023. To withdraw tendered Shares, a written notice of withdrawal must be timely delivered to the Depositary at its address below. The written notice of withdrawal must specify the tendering holder’s name, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If more than one Letter of Transmittal was used to tender such Shares or more than one group of Shares were tendered, then the withdrawal of Shares may be made using either separate notices of withdrawal or a combined notice of withdrawal, so long as the required information is included. Some additional requirements apply if Shares have been tendered under the procedure for book-entry transfer as set forth in the Offer to Purchase. If shareholders have tendered their Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then instructions must be given to such nominee to arrange for the withdrawal of the relevant Shares.

Cumulus will decide, in its reasonable discretion, all questions as to the Purchase Price to be paid for Shares to be accepted and the validity, form and eligibility, including time of receipt, and acceptance for payment of any tender of Shares, and each such decision will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. None of Cumulus, the Dealer Manager, the Information Agent, the Depositary, or any other person will be obligated to give notice of any defects or irregularities in tenders or in any notice of withdrawal, nor will any such person incur any liability for failure to give any such notice.

Cumulus also expressly reserves the right, in its sole discretion, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for, or, subject to applicable law, to postpone payment for Shares, upon the occurrence of any of the conditions to the Offer specified in Section 7 of the Offer to Purchase, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Cumulus’ reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that Cumulus must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

If you are a U.S. Holder (as defined in the Offer to Purchase), your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. Your receipt of cash for your tendered Shares generally will be treated for United States federal income tax purposes either as (a) consideration received in a sale or exchange or (b) a distribution with respect to such Shares, depending on the circumstances. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), your receipt of cash for your tendered Shares generally will be treated for United States federal income tax purposes as either (a) consideration received in a sale or exchange or (b) a distribution with respect to such Shares, depending on the circumstances. If the receipt of cash by you is treated as consideration received in a sale or exchange, and you are not engaged in a trade or business in the United States, you generally will not be subject to United States federal income taxation on the receipt of such cash, subject to certain exceptions. However, if the receipt of cash is treated as a distribution with respect to your tendered Shares, you may be subject to tax on the portion of such distribution treated as a “dividend” for United States federal income tax purposes at a rate of 30% (or a lower rate pursuant to an applicable income tax treaty). The tax treatment of the receipt of cash depends upon facts which may be unique as to each shareholder. Therefore, we, the Depositary, or other applicable withholding agent, may presume that all amounts paid to foreign shareholders in exchange for their Shares are dividend distributions, and as to each foreign shareholder, United States federal income tax may be withheld at a 30% rate unless such shareholder provides documentation pursuant to which we, the Depositary, or other withholding agent, may determine that an exemption from, or reduction of, such withholding applies. If tax has been withheld but the receipt of cash for your tendered Shares is treated as consideration received in a sale or exchange (including because you meet one of the tests of Section 302 of the Internal Revenue Code of 1986, as amended), then, in an appropriate case, you may apply to the Internal Revenue Service for a refund of such withheld amount. Each shareholder is advised to consult its own tax advisor to determine the United States federal, state, local, foreign and other tax consequences to it of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Cumulus believes that the repurchase of Shares pursuant to the Offer is consistent with its long-term goal of maximizing shareholder value. In determining to proceed with the Offer, Cumulus’ senior executives and management team and its Board of Directors evaluated Cumulus’ operations, financial condition, capital needs, strategy and expectations for the future and believe that the Offer is a prudent use of Cumulus’ financial resources.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of Cumulus or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase and the Letter of Transmittal may be requested from the Information Agent, at the expense of Cumulus, at the address and telephone numbers set forth below. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Cumulus is filing a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission that includes additional information relating to the Offer. The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is herein incorporated by reference.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

Shareholders, Banks and Brokers

Call Toll Free: (800) 659-5550

Toll: (212) 269-5550

Email: cmls@dfking.com

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

By Mail or Overnight Courier: Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, NY 10004 Attention: Corporate Actions Department	By Facsimile Transmission (for eligible institutions only): 212-616-7610

The Dealer Manager for the Offer is:

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

(646) 855-6770

May 12, 2023